                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION

                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                    PLATINUM TECHNOLOGY International, INC.

                           (Name of Subject Company)

                                HARDMETAL, INC.
                    COMPUTER ASSOCIATES INTERNATIONAL, INC.

                                    (Bidder)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
     CLASS II SERIES A JUNIOR PARTICIPATING PREFERRED SHARE PURCHASE RIGHTS

                         (Title of Class of Securities)

                                  72764 T 101

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                  SANJAY KUMAR
                                HARDMETAL, INC.
                  C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                         ONE COMPUTER ASSOCIATES PLAZA
                         ISLANDIA, NEW YORK 11788-7000
                           TELEPHONE: (516) 342-5224

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                              SCOTT F. SMITH, ESQ.
                           HOWARD, SMITH & LEVIN LLP
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 841-1000

CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                      $2,930,926,401                                                  $586,188

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 100,202,612 Shares of common stock, par value $.001 per share, including associated Class II Series A Junior Participating Preferred Share Purchase Rights (the "Shares") (which represents 101,282,612 Shares outstanding less 1,080,000 Shares owned by the Bidders), at a price per Share of $29.25 in cash.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

                                     14D-1

CUSIP NO. 72764 T 101

--------------------------------------------------------------------------------

1)  Name of Reporting Persons:  HardMetal, Inc.
    S.S. or I.R.S. Identification Nos. of Above Person:  pending

--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

3)  SEC Use Only

--------------------------------------------------------------------------------

4)  Sources of Funds (See Instructions).

    AF, WC, BK
--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(e) or 2(f).

                                                                             / /
--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization.

    Delaware
--------------------------------------------------------------------------------

7)  Aggregate Amount Beneficially Owned by Each Reporting Person.

    11,353,680* **
--------------------------------------------------------------------------------

8)  Check if the Aggregate Amount in Row 7 Excludes Certain Shares.

                                                                             / /
--------------------------------------------------------------------------------

9)  Percent of Class Represented by Amount in Row 7.

    Approximately 11.21% based on the outstanding shares as of March 29, 1999*
    **
--------------------------------------------------------------------------------

10) Type of Reporting Person (See Instructions).

    CO
--------------------------------------------------------------------------------

                                     14D-1

CUSIP NO. 72764 T 101

--------------------------------------------------------------------------------

1) Name of Reporting Persons: Computer Associates International, Inc. S.S. or I.R.S. Identification Nos. of Above Person: 13-2857434

--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

3)  SEC Use Only

--------------------------------------------------------------------------------

4)  Sources of Funds (See Instructions).

    AF, WC, BK
--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(e) or 2(f).

                                                                             / /
--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization.

    Delaware
--------------------------------------------------------------------------------

7)  Aggregate Amount Beneficially Owned by Each Reporting Person.

    11,353,680* **
--------------------------------------------------------------------------------

8)  Check if the Aggregate Amount in Row 7 Excludes Certain Shares.

                                                                             / /
--------------------------------------------------------------------------------

9)  Percent of Class Represented by Amount in Row 7.

    Approximately 11.21% based on the outstanding shares as of March 29, 1999*
    **
--------------------------------------------------------------------------------

10) Type of Reporting Person (See Instructions).

    CO
--------------------------------------------------------------------------------

------------------------

    * On March 29, 1999, HardMetal, Inc. ("Merger Subsidiary"), a wholly owned subsidiary of Computer Associates International, Inc. ("Computer Associates"), entered into a Stockholder Option Agreement, dated as of March 29, 1999 (the "Stockholder Option Agreement"), with certain stockholders of the Company (as hereinafter defined) (collectively, the "Principal Stockholders"), pursuant to which the Principal Stockholders each granted the Merger Subsidiary an irrevocable option, subject to certain conditions (the "Option"), to purchase for a price of $29.25 per share (subject to the adjustments specified therein), or to cause to be tendered pursuant to the tender offer described in this Statement (the "Offer"), all the shares of common stock, par value $0.001 per share (and the associated Rights) (the "Shares"), of PLATINUM TECHNOLOGY International, inc. (the "Company") owned by them (representing an aggregate of 2,629,555, or approximately 2.6% of the Shares outstanding as of March 29, 1999) (the "Optioned Shares"), and an additional 7,644,125 shares issuable to certain of the Principal Stockholders upon exercise of employee stock options. Merger Subsidiary's option to purchase the Optioned Shares is reflected in Rows 7 and 9 of each of the tables above. Subject to certain conditions, including the consummation of the Offer, the Option is exercisable by the Merger Subsidiary at any time or from time to time, from March 29, 1999 until the 30th business day after the termination of the Merger Agreement in accordance with its terms. Pursuant to the Stockholder Option Agreement, each Principal Stockholder has granted a proxy to the Merger Subsidiary as such Principal Stockholder's attorney-in-fact and proxy, with full power of substitution, to vote or consent such Principal Stockholder's Optioned Shares in favor of the Merger. Certain of the Shares and Optioned Shares are, according to one of the Principal Stockholders, subject to third party rights, and, to such extent, Merger Subsidiary's rights under the Stockholder Option Agreement are subject and subordinate, which may limit Merger Subsidiary's right over such Shares and Optioned Shares, as described. The Stockholder Option Agreement is described more fully in Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Option Agreement; Consulting and Non-Compete Agreements; Appraisal Rights") of the Offer to Purchase dated April 2, 1999 (the "Offer to Purchase").

    ** On January 15, 1999, Computer Associates purchased 1,080,000 Shares in open market purchases for an aggregate purchase price (excluding brokerage commissions) of approximately $14,477,184 (or an average purchase price of approximately $13.4048 per share) in cash. Such purchases are reflected in Rows 7 and 9 of each of the tables above.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is PLATINUM TECHNOLOGY International, INC., a Delaware corporation (the "Company"), and the address of its principal executive offices is 1815 South Meyers Road, Oakbrook Terrace, Illinois 60181.

    (b) This Statement on Schedule 14D-1 relates to the offer by Merger Subsidiary (defined below) to purchase all outstanding shares of Common Stock, par value $.001 per share, including associated Class II Series A Junior Participating Preferred Share Purchase Rights (collectively, the "Shares"), of the Company at $29.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement on Schedule 14D-1 is filed by HardMetal, Inc. ("Merger Subsidiary"), a Delaware corporation, and Computer Associates International, Inc. ("Computer Associates"), a Delaware corporation. Merger Subsidiary is a wholly-owned subsidiary of Computer Associates. Information concerning the principal business and the addresses of the principal offices of Merger Subsidiary and Computer Associates is set forth in Section 8 ("Certain Information Concerning Merger Subsidiary and Computer Associates") of the Offer to Purchase, and is incorporated herein by reference. The names, business addresses, present principal occupations or employments, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of Merger Subsidiary and Computer Associates are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) None of Merger Subsidiary, Computer Associates or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) and (b) The information set forth in (i) the Introduction, Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Option Agreement; Consulting and Non-Compete Agreements; Appraisal Rights") and
Schedule I to the Offer to Purchase, (ii) the Agreement and Plan of Merger, dated as of March 29, 1999 (the "Merger Agreement"), among the Company, Computer Associates and Merger Subsidiary, a copy of which is attached as Exhibit (c)(1) hereto, (iii) the Stockholder Option Agreement, dated as of March 29, 1999 (the "Stockholder Option Agreement"), among the Merger Subsidiary and the stockholders of the Company named therein, a copy of which is attached as Exhibit (c)(2) hereto, (iv) the Confidentiality Agreement, dated March 24, 1999 (the "Confidentiality Agreement"), between Computer Associates and the Company, a copy of which is attached as Exhibit (c)(3) hereto, (v) the Consulting and Non-Compete Agreement, dated as of March 29, 1999 (the "Filipowski Consulting Agreement"), between the Company and Andrew Filipowski, a copy of which is attached as Exhibit (c)(4) hereto, (vi) the Consulting and Non-Compete Agreement, dated as of March 29, 1999 (the "Cullinane Consulting Agreement"), between the Company and Michael P. Cullinane a copy of which is attached hereto as

Exhibit (c)(5) and (vii) the Consulting and Non-Compete Agreement, dated as of March 29, 1999 (the "Humenansky Consulting Agreement"), between the Company and Paul L. Humenansky, respectively, is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) and (b) The information set forth in (i) Section 9 ("Source and Amount of Funds") of the Offer to Purchase and (ii) the Commitment Letter, dated March 30, 1999, from Credit Suisse First Boston to Computer Associates, a copy of which is attached as Exhibit (b)(1) hereto, is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction and Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Option Agreement; Consulting and Non-Compete Agreements; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; Stock Quotations, Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in (i) the Introduction, Section 8 ("Certain Information Concerning the Merger Subsidiary and Computer Associates"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Option Agreement; Consulting and Non-Compete Agreements; Appraisal Rights"), Schedule I of the Offer to Purchase, (ii) the Merger Agreement, and (iii) the Stockholder Option Agreement, respectively, is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in (i) the Introduction, Section 8 ("Certain Information Concerning Merger Subsidiary and Computer Associates"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Option Agreement; Consulting and Non-Compete Agreements; Appraisal Rights") of the Offer to Purchase, (ii) the Merger Agreement, (iii) the Stockholder Option Agreement, (iv) the Confidentiality Agreement, (v) the Filipowski Consulting Agreement, (vi) the Cullinane Consulting Agreement and (vii) the Humenansky Consulting Agreement, respectively, is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning Merger Subsidiary and Computer Associates") of the Offer to Purchase, and such information and the consolidated financial statements of Computer Associates in Computer Associates' Annual Report on Form 10-K for the fiscal year ended March 31, 1998 and Quarterly Report for the nine months ended December 31, 1998, respectively, are incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Option Agreement; Consulting and Non-Compete Agreements; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

    (b)-(d) The information set forth in Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in (i) the Offer to Purchase, (ii) the Letter of Transmittal, (iii) the Merger Agreement, (iv) the Stockholder Option Agreement, (v) the Confidentiality Agreement, (vi) the Filipowski Consulting Agreement, (vii) the Cullinane Consulting Agreement and (vii) the Humenansky Consulting Agreement, respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase dated April 2, 1999.

(a)(2)     Form of Letter of Transmittal.

(a)(3)     Form of Notice of Guaranteed Delivery.

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.

(a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.

(a)(6)     Text of press release issued by Computer Associates dated March 29, 1999.

(a)(7)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.

(a)(8)     Form of summary advertisement dated April 2, 1999.

(a)(9)     Text of press release issued by Computer Associates dated April 2, 1999.

(b)(1)     Amended and Restated Commitment Letter dated March 30, 1999 between Credit Suisse
           First Boston and Computer Associates.

(c)(1)     Agreement and Plan of Merger, dated as of March 29, 1999, among the Company,
           Computer Associates and Merger Subsidiary.

(c)(2)     Stockholder Option Agreement, dated as of March 29, 1999, among Merger Subsidiary and the stockholders of the Company named therein.

(c)(3)     Confidentiality Agreement, dated March 24, 1999, between Computer Associates and the
           Company.

(c)(4)     Consulting and Non-Compete Agreement, dated as of March 29, 1999, between the
           Company and Andrew Filipowski.

(c)(5)     Consulting and Non-Compete Agreement, dated as of March 29, 1999, between the
           Company and Michael P. Cullinane.

(c)(6)     Consulting and Non-Compete Agreement, dated as of March 29, 1999, between the
           Company and Paul L. Humenansky.

(d)        None.

(e)        Not applicable.

(f)        None.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 1999

                                HARDMETAL, INC.

                                By:  /s/ IRA H. ZAR
                                     -----------------------------------------
                                     Name: Ira H. Zar
                                     Title: President and Assistant Treasurer

                                COMPUTER ASSOCIATES INTERNATIONAL, INC.

                                By:  /s/ IRA H. ZAR
                                     -----------------------------------------
                                     Name: Ira H. Zar
                                     Title: Senior Vice President-Finance and
                                     Chief Financial Officer

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                                  EXHIBIT NAME
---------  --------------------------------------------------------------------------------------------------------

(a)(1)     Offer to Purchase dated April 2, 1999.

(a)(2)     Form of Letter of Transmittal.

(a)(3)     Form of Notice of Guaranteed Delivery.

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.

(a)(6)     Text of press release issued by Computer Associates dated March 29, 1999.

(a)(7)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)     Form of summary advertisement dated April 2, 1999.

(a)(9)     Text of press release issued by Computer Associates dated April 2, 1999.

(b)(1)     Amended and Restated Commitment Letter dated March 30, 1999 between Credit Suisse First Boston and
           Computer Associates.

(c)(1)     Agreement and Plan of Merger, dated as of March 29, 1999 among the Company, Computer Associates and
           Merger Subsidiary.

(c)(2)     Stockholder Option Agreement, dated as of March 29, 1999, among Merger Subsidiary and the stockholders of the Company named therein.

(c)(3)     Confidentiality Agreement, dated March 24, 1999, between Computer Associates and the Company.

(c)(4)     Consulting and Non-Compete Agreement, dated as of March 29, 1999, between the Company and Andrew
           Filipowski.

(c)(5)     Consulting and Non-Compete Agreement, dated as of March 29, 1999, between the Company and Michael P.
           Cullinane.

(c)(6)     Consulting and Non-Compete Agreement, dated as of March 29, 1999, between the Company and Paul L.
           Humenansky.

(d)        None.

(e)        Not applicable.

(f)        None.

                                       11